UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2) *

Energy Recovery, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

29270J100
(CUSIP Number)

March 15, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 29270J100

1	NAMES OF REPORTING PERSONS
Sundt AS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,677,291

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,677,291

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,677,291

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.68%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

* Based on 57,099,715 shares of the Issuer’s common stock outstanding as of March 5, 2021, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on March 12, 2021.

CUSIP No. 29270J100

1	NAMES OF REPORTING PERSONS
CGS Holdings AS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,677,291

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,677,291

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,677,291

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.68%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

* Based on 57,099,715 shares of the Issuer’s common stock outstanding as of March 5, 2021, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on March 12, 2021.

CUSIP No. 29270J100

1	NAMES OF REPORTING PERSONS
Helene Sundt AS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,677,291

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,677,291

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,677,291

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.68%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

* Based on 57,099,715 shares of the Issuer’s common stock outstanding as of March 5, 2021, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on March 12, 2021.

CUSIP No. 29270J100

1	NAMES OF REPORTING PERSONS
Christian Gruner Sundt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,677,291

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,677,291

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,677,291

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.68%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on 57,099,715 shares of the Issuer’s common stock outstanding as of March 5, 2021, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on March 12, 2021.

CUSIP No. 29270J100

1	NAMES OF REPORTING PERSONS
Else Helene Sundt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,677,291

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,677,291

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,677,291

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.68%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on 57,099,715 shares of the Issuer’s common stock outstanding as of March 5, 2021, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on March 12, 2021.

CUSIP No. 29270J100

1	NAMES OF REPORTING PERSONS
Jakob Iqbal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,677,291

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,677,291

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,677,291

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.68%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on 57,099,715 shares of the Issuer’s common stock outstanding as of March 5, 2021, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on March 12, 2021.

Item 1.

(a)	Name of Issuer:

Energy Recovery, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1717 Doolittle Drive, San Leandro, CA 94577

Item 2.

(a)	Name of Person Filing:

Each of the following is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Sundt AS
CGS Holdings AS
Helene Sundt AS
Christian Gruner Sundt
Else Helene Sundt
Jakob Iqbal

(b)	Address of Principal Business Office or, if none, Residence:

The address of each of the Reporting Persons is:

Dronningen 1, 2087 Oslo, Norway

(c)	Citizenship:

See Row 4 of the cover page for each Reporting Person.

(d)	Title of Class of Securities:

Common stock, $0.001 par value

(e)	CUSIP Number:

29270J100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person. The percent of class set forth in row 11 for each Reporting Person is based on 57,099,715 shares of the Issuer’s common stock outstanding as of March 5, 2021, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on March 12, 2021.

(c)	Number of shares as to which the person has:

(i)          Sole power to vote or to direct the vote:

See Row 5 of the cover page for each Reporting Person.

(ii)          Shared power to vote or to direct the vote:

See Row 6 of the cover page for each Reporting Person.

(iii)        Sole power to dispose or to direct the disposition of:

See Row 7 of the cover page for each Reporting Person.

(iv)        Shared power to dispose or to direct the disposition of:

See Row 8 of the cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2021

Sundt AS

By:	/s/ Jakob Iqbal
Name:	Jakob Iqbal
Title:	Chief Executive Officer

CGS Holdings AS

By:	/s/ Jakob Iqbal
Name:	Jakob Iqbal
Title:	Chief Executive Officer

Helene Sundt AS

By:	/s/ Jakob Iqbal
Name:	Jakob Iqbal
Title:	Chief Executive Officer

/s/ Christian Gruner Sundt
Christian Gruner Sundt

/s/ Else Helene Sundt
Else Helene Sundt

/s/ Jakob Iqbal
Jakob Iqbal